Starwood Real Estate Income Trust, Inc.

2340 Collins Avenue

Miami Beach, FL 33139

August 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re:	Starwood Real Estate Income Trust, Inc.

Form 10-K for the year ended December 31, 2022

Filed March 17, 2023

File No. 000-56046

Dear Sir or Madam:

This letter sets forth the response of Starwood Real Estate Income Trust, Inc. (the “Company”) to the correspondence from the Securities and Exchange Commission (“SEC”) dated July 31, 2023 regarding the Company’s Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 17, 2023. The SEC’s comment is below, followed by the Company’s response thereto.

Comment:

Form 10-K for the year ended December 31, 2022

Note 2. Summary of Significant Accounting Policies

Fair Value Measurements, page 112

1.

We note your response to our prior comment. Please clarify what is meant by “through December 31, 2022, the Company’s loans secured by real estate have been recorded at par value, which approximates fair value and is also equal to the origination cost,” as this contradicts your policy of recording loans secured by real estate at fair value. If you have been utilizing the discounted cash flow method to value your loans secured by real estate (as well as reviewing market yield data, collateral asset performance, local and macro real estate performance, capital market conditions, debt yield and loan-to-value ratios and borrower financial condition and performance), and the value derived from such methods was approximately the same as par/cost, then please clearly state this in your response.

Response:

Consistent with the SEC’s understanding and the Company’s valuation policy, since origination and through December 31, 2022, the Company has utilized a discounted cash flow model to value its loans secured by real estate (considering loan features, credit quality of the loans and includes a review of market yield data, collateral asset performance, local and macro real estate performance, capital market conditions, debt yield, loan-to-value ratios, borrower financial condition and performance, among other factors). The value derived from such fair value methods was approximately the same as par/cost basis.

Prospectively, commencing with its June 30, 2023 Form 10-Q filing, the Company will update its fair value measurement disclosure to disclose that the Company is utilizing the discounted cash flow method to value its loans secured by real estate and will provide the corresponding unobservable inputs utilized in such valuation technique. A draft of this updated disclosure to be included within Note 2. Summary of Significant Accounting Policies – Fair Value Measurements, is included below.

The following table contains the quantitative inputs and assumptions used for items categorized in level 3 of the fair value hierarchy ($ in thousands):

June 30, 2023
	Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average	Impact to Valuation From an Increase in Input
Investments in Real Estate Debt	TBD	Discounted cash flow	Discount rate	TBD	Decrease

Please contact me if you should need additional information or should you have any questions.

Sincerely,

Starwood Real Estate Income Trust, Inc.

By:	/s/ Chris Lowthert
Chris Lowthert
Chief Financial Officer and Treasurer

cc:	Jason W. Goode, Alston & Bird LLP

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